UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

FOXBY CORP.

Common Stock

CUSIP NUMBER 46062H 10 0

Richard J. Shaker
D. B. A. Shaker Financial Services
1094 Magothy Circle
Annapolis, MD 21409

December 29, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ßß240.13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ß240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person ís initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46062H 10 0

1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Richard J. Shaker, D.B.A. Shaker Financial Services
                   IRS TIN 51-0434319

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.   SEC Use Only

4.  Source of Funds (See Instructions): N/A

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________.

6.    Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	0
Shares Beneficially by	8.	Shared Voting Power	0
Owned by Each Reporting	9.	Sole Dispositive Power	0
Person With	10.	Shared Dispositive Power	0
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  Accounts managed by Richard J. Shaker, doing business as Shaker Financial Services, no longer own shares of Foxby Corp. No shares are beneficially owned by Mr. Shaker, his relatives, or, to his knowledge, by any of his clients.

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  N/A

13.     Percent of Class Represented by Amount in Row (11): 0%

14.     Type of Reporting Person (See Instructions)    IA

Item 1.   Security and Issuer.

This Schedule 13D relates to the common stock of FOXBY CORP. The address of the principal executive office of the Company is 11 Hanover Square, 12th floor, New York, NY 10005.

Item 2.   Identity and Background.

(a)     Name of Person Filing:

                Richard J. Shaker, D. B. A. Shaker Financial Services

(b)     Residence and Business Address:

                 1094 Magothy Circle
                            Annapolis, MD 21401

(c)    Present Principal Occupation:

     Shaker Financial Services is a sole proprietorship formed for the purpose of managing investment portfolios. Business is conducted from the office at 1094 Magothy Circle, Annapolis, MD 21401.

(d)     Criminal Proceedings:

           During the past five years, Richard J. Shaker has not been convicted in any criminal proceeding.

(e)      Judgments and Final Orders:

     During the past five years, Richard J. Shaker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or Sate securities laws or finding any violation with respect to such laws.

(f)      Citizenship: U. S.

Item 3.     Source and Amount of Funds or Other Consideration.   N/A

Item 4.      Purpose of Transaction.

     Richard J. Shaker entered into a settlement of the litigation captioned Shaker v Foxby Corp., et. al. (Maryland Circuit Court, Civil Action No. 24-C-04-007613). Pursuant to the terms of the settlement, the management fee paid to Foxby’s investment advisor will be reduced to 0.5% of Foxby’s average daily net assets and Richard J. Shaker agreed to sell all of his shares of Foxby, provided that such shares could be sold for a minimum price. The transaction satisfies Richard J. Shaker’s obligation to sell the Foxby shares.

Item 5.    Interest in Securities of the Issuer.

(a)     Reporting entity no longer owns or controls any shares of Foxby Corp.

(b)     Reporting entity had sole power to dispose of the Foxby Corp. holdings reported in this section.

(c)     During the past sixty days, the only transaction involving shares of Foxby Corporation executed by Shaker Financial Services occurred on December 29, 2005, in which Shaker Financial Services sold 393,700 shares of Foxby Corp. for accounts that it manages. The transaction is summarized below:

Date	P/S	Number of Shares	Price per Share ($)	Total Proceeds	Trans. Type
12/29/05	S	397,300	2.25	$893,925	Private

Item 6.   Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

     Richard J. Shaker and the other plaintiffs in the civil action described above have agreed not to purchase shares of Foxby in the future or to participate in future efforts to seek control of Foxby Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2006                      By:/s/            Richard J. Shaker
                                                           Name/Title:   Richard J. Shaker

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)